LATHROP
& GAGE L.C.

JACK MERRITTS (720) 931-3217 EMAIL: JMERRITTS@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	LATHROP & GAGE L.C. REPUBLIC PLAZA 370 17TH STREET, SUITE 4650 DENVER, COLORADO 80202-5607 (720) 931-3200, FAX (720) 931-3201

July 12, 2006

VIA FACSIMILE: 202-772-9368

Karl Hiller, Branch Chief
Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 70-10
Washington, D.C. 20549-7010

Re:       Unioil
            Form 10-KSB for Fiscal Year Ended December 31, 2005
            Filed May 15, 2006
            SEC File No. 0-10089

Dear Mr. Hiller and Ms. Towner:

          This firm serves as legal counsel to Unioil, a Nevada corporation (“Unioil” or the “Company”).  The undersigned recently moved to Lathrop & Gage L.C. from Burns, Wall, Smith and Mueller, P.C., former counsel for Unioil.  We are in receipt of your letter dated June 27, 2006, in which you offer comments on the above referenced report.

          The Company welcomes the opportunity to address each of those comments in detail and to support our responses as appropriate.  However, in order to do so, the Company needs to develop its responses with the benefit of legal and accounting assistance.

          Your letter requests that the Company respond to your comments within 10 business days (i.e. on or before July 12, 2006) or advise you when a response will be provided.  At this time, it is premature to state whether and to what extent the Company will choose to amend the report because the Company has not yet received all of the advice expected from the professionals referred to above.  Nevertheless, the Company does intend to provide a detailed response to each of the matters raised in your comment

KANSAS CITYo OVERLAND PARK o ST. LOUIS o JEFFERSON CITY o SPRINGFIELD o BOULDER o WASHINGTON D.C.* o NEW YORK o DENVER
*LATHROP & GAGE DC PLLC-AFFILIATE

Karl Hiller, Branch Chief
July 12, 2006

letter.  In addition, certain items such as the request in paragraph 1 of page 1 that we file certain previous correspondence on EDGAR, can be accomplished rather quickly.  I expect the letters referenced in paragraph 1 to be so filed with the Commission this week.

          We hope to be in a position no later than July 31, 2006 to respond to all of the comments in your letter or to provide an estimated time for completing the responses to any remaining comments at that time.  Of course, if we complete responses to any of your specific comments prior to that time, we will forward them to you to expedite your consideration.

          In the interim, please contact me with any questions or further comments that you may have.

                                                                                                     Very truly yours,

                                                                                                      LATHROP & GAGE L.C.

                                                                                                      By:     /s/ Jack Merritts

                                                                                                               Jack Merritts

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cc:        Unioil, Charles E. Ayers, Jr., President